                          May 26, 2010

VIA EDGAR AND UPS

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549

Re:         Orbital Sciences Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed:  February 26, 2010
File No. 1-14279

Dear Mr. Spirgel:

Reference is made to your letter, dated May 17, 2010, regarding comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing.  This letter repeats the comments in the Staff’s letter in bolded typeface followed by a response prepared by management of Orbital Sciences Corporation (the “Company” or “we”).  We have also sent to your attention a courtesy copy of this letter.

Definitive Proxy Statement filed March 9, 2010

1.      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

COMPANY RESPONSE:  At the beginning of the year, the Human Resources and Compensation Committee (the “Committee”) of the Company’s Board of Directors and certain members of senior management, in consultation with outside legal advisers, assessed whether our employee compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.  Following this assessment, we determined that the Company’s compensation policies and practices for employees do not create such risks for the following reasons:

•	employee compensation policies and practices are uniform across the Company’s corporate group and each of its separate business units;

•
the compensation program for our executive officers and other key personnel appropriately balances annual base salary, short-term cash incentive awards and long-term equity awards, with no particular element of compensation excessively weighted on a single performance measure;

•	annual base salary provides a level of assured cash compensation which minimizes incentive for risk taking behavior;

•
the time-based vesting over a three-year service period for restricted stock unit awards ensures that our employees’ interests align with those of the Company’s stockholders and mitigates incentive for short-term risk taking behavior;

•
annual cash incentive awards under the Company’s Management Incentive Plan (the “MIP”) are based on a variety of indicators of financial and operational performance which limit the risks associated with any single indicator of performance;

•
annual cash incentive awards under the MIP are based in part on the achievement of financial and operational targets that promote operating efficiencies and positively contribute to long-term increases in stockholder value; and

•	annual cash incentive awards under the MIP are capped at 125% of the target bonus amount which limits incentive for risk taking behavior.

Based on the foregoing, the Company concluded that it was not required to include in its Definitive Proxy Statement filed on March 9, 2010 a disclosure in response to Item 402(s) of Regulation S-K.

Board Leadership Structure, page 9 of the Proxy Statement

2.      We note your disclosure related to the board’s leadership structure and risk oversight in response to Item 407(h) of Regulation S-K.  In future filings, please also discuss the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure.

COMPANY RESPONSE:  We acknowledge the Staff’s comment and confirm that the Company will discuss in our future Definitive Proxy Statements the effect that the board’s role in the risk oversight of the Company has on the board’s leadership structure.

Please contact me at (703) 406-5505 in connection with questions or comments concerning the above responses.  Thank you for your attention to this matter.

                          Sincerely,

                          /s/ Vanessa T. Hoang

                          Vanessa T. Hoang
                          Assistant General Counsel

cc:  Jay Knight, U.S. Securities and Exchange Commission
       Robert Bartelmes, U.S. Securities and Exchange Commission